EXHIBIT 99.1

For Immediate Release	Date: January 23, 2019
19-4-TR

Teck and World Food Programme Partner to Tackle Zinc Deficiency
and Improve Economic Opportunities

Vancouver, B.C. – Teck Resources Limited (“Teck”) today announced a partnership with the World Food Programme (“WFP”) to fund and launch a new US$3 million pilot program aimed at improving the health, and economic opportunities of small-scale farmers in China’s Gansu Province. The program seeks to reduce zinc deficiency and improve the quality of farmers’ potato crops by providing zinc-enriched fertilizer, training and support in innovative agricultural practices.

While zinc is essential to human health, a 2012 study in China estimates that 35 percent of the population does not get enough zinc in their diet, which can affect healthy growth and brain development.

For the pilot program, WFP will work with the Chinese government to reach 10,000 farmers over a three-year period to improve their crops and economic opportunities as well as the nutrition of about 30,000 people expected to purchase potatoes in local markets. Gansu Province was chosen for the project because nearly 80 percent of its arable land is deficient in zinc. The project will be studied and documented in collaboration with a research institute to determine how it can be replicated and scaled up within China and in other countries with zinc deficiency.

“The support that Teck is bringing to the World Food Programme will make a huge impact, helping WFP go beyond what we could do alone,” says WFP Executive Director David Beasley. “Teck’s multiyear support will not only help farmers in Gansu Province, it will help us better understand how to tackle zinc deficiency in other parts of the world.”

“Through our Zinc & Health program, Teck has been working for years to help address the global challenge of zinc deficiency and support stronger communities,” says Don Lindsay, President & CEO, Teck. “We are pleased to build on our previous support of the World Food Programme through this innovative new initiative, which could be expanded to help create lasting health and economic benefits in jurisdictions around the world.”

The pilot program runs from 2019 until 2022 and will include the establishment of two demonstration field sites. At these fields, farmers will receive training on fertilizers and agricultural practices as well as education on zinc and nutrition. The Chinese Ministry of Agriculture and the National Agricultural Technology Extension Service Centre (NATESC) are partners in this program. Since 2012, Teck has worked with NATESC on a program to improve nutrition by increasing use of zinc-enriched fertilizer in China.

The project contributes to UN Sustainable Development Goal 2: “End hunger, achieve food security and improved nutrition and promote sustainable agriculture” and China’s national target of nutrition improvement and poverty reduction as outlined in China's 13th Five-Year Plan.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world’s largest producers of zinc, Teck is committed to helping solve the global health challenge of zinc deficiency. Teck’s Zinc & Health program has improved the health of more than 140 million people through innovative partnerships with UNICEF, the Government of Canada and Nutrition International, among others. To learn more about Teck’s Zinc & Health program, visit www.zincsaveslives.com.

Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

About World Food Programme
The United Nations World Food Programme—saving lives in emergencies and changing lives for millions through sustainable development. WFP works in more than 80 countries around the world, feeding people caught in conflict and disasters, and laying the foundations for a better future.

Zinc-deficiency in China
Survey on dietary nutrients intake of Chinese residents between 2010 and 2012, National Institute for Nutrition and Health, Chinese Center for Disease Control and Prevention

Contacts:
Tyler Guthrie
Communication Officer
World Food Programme
+39 06 6513-3873
tyler.guthrie@wfp.org

Chris Stannell
Senior Communications Specialist
Teck Resources Limited
604-699-4368
chris.stannell@teck.com